UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT
UNDERSECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Rag Shops, Inc.
(Name of Issuer)

Rag Shops, Inc.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

750624108
(CUSIP Number of Class of Securities)

Jeffrey C. Gerstel
President and Chief Operating Officer
111 Wagaraw Road
Hawthorne, New Jersey 07506
(973) 423-1303
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Steven R. Kamen, Esq.
Sills Cummis Epstein & Gross P.C.
One Riverfront Plaza
Newark, NJ 07102
(973) 643-7000

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Calculation of Filing Fee

Transaction Valuation (1)	Amount of filing fee (2)
$9,775,981	$1,239

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Rag Shops, Inc., par value $0.01 (the "Shares"), not beneficially owned by Crafts Retail Acquisition Corp. ("Crafts Acquisition") or its affiliates, at a purchase price of $4.30 Share, net to the seller in cash. As of September 22, 2004, there were 2,273,484 Shares on a fully diluted basis not beneficially owned by Crafts Acquisition.

(2)	Previously paid.

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,239

Form or Registration No.: Schedule TO

Filing Party:	CRAFTS RETAIL ACQUISITION CORP.
CRAFTS RETAIL HOLDING CORP.
SUN CRAFTS RETAIL, LLC
SUN CAPITAL PARTNERS III, LP
SUN CAPITAL PARTNERS III QP, LP
SUN CAPITAL ADVISORS III, LP
SUN CAPITAL PARTNERS III, LLC

Date Filed: September 22, 2004

This Rule 13e-3 Transaction Statement relates to the offer by Crafts Retail Acquisition Corp., a Delaware corporation ("Crafts Acquisition"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Rag Shops, Inc., a Delaware corporation ("Rag Shops" or the "Company"), not owned by Crafts Acquisition, at a purchase price of $4.30 per Share net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2004 (as such Offer to Purchase is amended and supplemented by the Supplement to the Offer to Purchase dated October 7, 2004, filed by Purchaser with the Securities and Exchange Commission (the "SEC") on October 7, 2004) (collectively, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). For purposes of this Rule 13e-3 Transaction Statement, "Schedule 14D-9" means the Schedule 14D-9 filed by Rag Shops with the SEC on September 22, 2004, as such Schedule 14D-9 is amended and supplemented by the Amendment No. 1 to Schedule 14D-9 filed with the SEC on October 7, 2004 and as the same may be further amended and supplemented from time to time.

Item 1.    Summary Term Sheet

Reference is made to the information set forth under Summary Term Sheet and Questions and Answers About the Tender Offer in the Offer to Purchase, which is incorporated herein by reference.

Item 2.    Subject Company Information

(a)	Name and Address.

Reference is made to the information set forth under The Tender Offer—Section 8 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(b)	Securities.

Reference is made to the information set forth under Introduction in the Offer to Purchase, which is incorporated herein by reference.

(c)	Trading Market and Price.

Reference is made to the information set forth under The Tender Offer—Section 6 ("Price Range of the Shares; Dividends on the Shares") in the Offer to Purchase, which is incorporated herein by reference.

(d)	Dividends.

Reference is made to the information set forth under The Tender Offer—Section 6 ("Price Range of the Shares; Dividends on the Shares") in the Offer to Purchase, which is incorporated herein by reference.

(e)	Prior Public Offerings.

Rag Shops has not made any underwritten public offerings of its common stock for cash during the past three years that were registered under the Securities Act of 1933 or that were exempt from registration under Regulation A under the Securities Act of 1933.

(f)	Prior Stock Purchases.

Reference is made to the information set forth under Summary Term Sheet, Questions and Answers about the Tender Offer, The Tender Offer — Section 11 ("The Merger Agreement and Certain Other Agreements") in the subsection "Stock Purchase Agreement" and under Schedule B ("Security Ownership of Certain Beneficial Owners and Management") in the Offer to Purchase, which are incorporated herein by reference.

Item 3.    Identity and Background of Filing Persons

(a)	Name and Address.

Reference is made to the information in Item 1 under the caption "Subject Company Information" of the Company's Schedule 14D-9, and the information contained in the accompanying Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, (the "Schedule 14(f)") under the caption "Directors and Officers," each filed with the SEC on September 22, 2004, and each is incorporated herein by reference. The filing person is the subject company.

Reference is made to the information set forth under The Tender Offer—Section 9 ("Certain Information Concerning the Purchaser Group") and Schedule A("Information Concerning the Directors and Executive Officers of the Purchaser Group") in the Offer to Purchase, which is incorporated herein by reference. Such persons may be deemed to control the subject company.

(b)	Business and Background of Entities.

Reference is made to the information set forth under The Tender Offer—Section 9 ("Certain Information Concerning the Purchaser Group") and Schedule A ("Information Concerning the Directors and Executive Officers of the Purchaser Group") in the Offer to Purchase, which is incorporated herein by reference.

(c)	Business and Background of Natural Persons.

Reference is made to the information set forth in the Schedule 14(f) under the caption "Directors and Officers" and under The Tender Offer—Section 9 ("Certain Information Concerning the Purchaser Group") and Schedule A("Information Concerning the Directors and Executive Officers of the Purchaser Group") in the Offer to Purchase, which is incorporated herein by reference.

Item 4.    Terms of the Transaction

(a)	Material Terms.

Reference is made to the information set forth under Summary Term Sheet; Questions and Answers About the Tender Offer; Introduction; Special Factors Sections 1("Background of the Offer; Purpose of the Offer and the Merger"), 2 ("Plans for the Company") and 3 ("Effect of the Offer and the Merger"); The Tender Offer Sections 1 ("Terms of the Offer"), 2 ("Acceptance for Payment andPayment"), 3 ("Procedure for Tendering Shares"), 4 ("Withdrawal Rights") and 5 ("Certain United States Federal Income Tax Consequences") in the Offer to Purchase, which is incorporated herein by reference.

(c)	Different Terms.

None.

(d) Appraisal Rights.

Reference is made to the information set forth under The Tender Offer—Section 12 ("Merger and Appraisal Rights; "Going Private" Rules") and Schedule C ("Section 262 of the Delaware General Corporation Law") in the Offer to Purchase, which is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders.

None.

(f)	Eligibility for Listing or Trading.

Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions.

The information set forth in Item 3 under the caption, "Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9 is incorporated herein by reference.

Reference is made to the information set forth under The Tender Offer— Section 11("The Merger Agreement and Certain Other Agreements") in subsection "Management Services Agreement", which is incorporated herein by reference.

(b)	Significant Corporate Events.

The information set forth in Item 4 under the caption, "Background of the Offer; Contacts with Sun; Reasons for the Board's Recommendation; Fairness Opinion," of the Schedule 14D-9 is incorporated herein by reference.

Reference is made to the information set forth under Special Factors—Sections 1("Background of the Offer; Purpose of the Offer and the Merger"), and 2 ("Plans for the Company"), and The Tender Offer Sections 9 ("Certain Information Concerning the Purchaser Group"), and 11 ("The Merger Agreement and Certain Other Agreements") in the Offer to Purchase, which is incorporated herein by reference.

(c)	Negotiations or Contacts.

Reference is made to the information set forth under Special Factors Section 1 ("Background of the Offer; Purpose of the Offer and the Merger") in the Offer to Purchase, which is incorporated herein by reference.

(e)	Agreements Involving the Subject Company's Securities.

Reference is made to the information set forth under The Tender Offer—Sections 1 ("Terms of the Offer"), 2 ("Acceptance for Payment and Payment"), 3 ("Procedure for Tendering Shares"), 4 ("Withdrawal Rights"), 10 ("Source and Amount of Funds"), 11 ("The Merger Agreement and Certain Other Agreements") and 14 ("Certain Conditions to the Offer") in the Offer to Purchase, which is incorporated herein by reference. As of the date of this Statement, none of the Company's executive officers has received, or has any arrangement or agreement to receive, any equity or other similar interest in Rag Shops following the consummation of the transactions contemplated by the merger agreement and the stock purchase agreement described in the attached Offer to Purchase.

Item 6.    Purposes of the Transaction and Plans of Proposals

(b)	Use of Securities Acquired.

Reference is made to the information set forth under Special Factors—Sections 1 ("Background of the Offer; Purpose of the Offer and the Merger") and 2 ("Plans for the Company") in the Offer to Purchase, which is incorporated by reference.

(c)	Plans.

Reference is made to the information set forth under Introduction; Questions and Answers About the Tender Offer; Special Factors—Sections 1 ("Background of the Offer; Purpose of the Offer and the Merger"), 2 ("Plans for the Company") and 3 ("Effect of the Offer and the Merger") and The Tender Offer—Sections 11 ("The Merger Agreement and Certain Other Agreements") and 12 ("Merger and Appraisal Rights; "Going Private Rules") and in the Offer to Purchase, which is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a), (b) and (c) Purposes; Alternatives; Reasons.

The information set forth in Item 4 under the caption, "Background of the Offer; Contacts with Sun; Reasons for the Board's Recommendation; Basis for Sun Trust's Fairness Opinion," of the Schedule 14D-9 is incorporated herein by reference.

Reference is made to the information set forth under Introduction; Questions and Answers About the Tender Offer; and Special Factors Sections 1 ("Background of the Tender Offer; Purpose of the Offer and the Merger"), 2 ("Plans for the Company"), 3 ("Effect of the Offer and the Merger") and 4 ("Purchaser's Position Regarding the Fairness of the Offer") in the Offer to Purchase, which is incorporated herein by reference.

(d)	Effects.

Reference is made to the information set forth under Introduction; Questions and Answers About the Tender Offers; Special Factors—Section 3 ("Effect of the Offer and the Merger"); and The Tender Offer—Sections 5 ("Certain United States Federal Income Tax Consequences") and 12 ("Merger and Appraisal Rights; "Going Private" Rules") in the Offer to Purchase, which is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a), (b), (c), (d), (e) and (f) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors; and Other Offers.

The information set forth in Item 4 under the caption, "Background of the Offer; Contacts with Sun; Reasons for the Board's Recommendation; Basis for Sun Trust's Fairness Opinion," of the Schedule 14D-9 is incorporated herein by reference.

Reference is made to the information set forth under Special Factors—Section 1 ("Background of the Offer; Purpose of the Offer and the Merger"), and 2 ("Plans for the Company") in the Offer to Purchase, which is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations

(a)	Report, Opinion or Appraisal.

The information set forth in Item 4 under the caption, "Background of the Offer; Contacts with Sun; Reasons for the Board's Recommendation; Basis for Sun Trust's Fairness Opinion," of the Schedule 14D-9 is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in Item 4 under the caption, "Background of the Offer; Contacts with Sun; Reasons for the Board's Recommendation; Basis for Sun Trust's Fairness Opinion," of the Schedule 14D-9 is incorporated herein by reference.

(c)	Availability of Documents.

The fairness opinion will be made available for inspection and copying at our principal executive offices during regular business hours by any interested equity security holder of Rag Shops common stock.

Item 10.    Sources and Amounts of Funds or Other Consideration

(a)	Source of Funds.

Reference is made to the information set forth under The Tender Offer— Section 10 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated herein by reference.

(b)	Conditions.

Reference is made to the information set forth under The Tender Offer— Section 10 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated herein by reference.

(c)	Expenses.

Reference is made to the information set forth under The Tender Offer— Section 16 ("Fees and Expenses") in the Offer to Purchase, which is incorporated herein by reference and the information set forth in Item 5 under the caption, "Person/Assets Retained, Employed, Compensated or Used" of the Schedule 14D-9, which is also incorporated herein by reference.

(d)	Borrowed Funds.

Reference is made to the information set forth under The Tender Offer— Section 6 ("Fees and Expenses") in the Offer to Purchase, which is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company

(a) and (b) Securities Ownership; Securities Transactions.

Reference is made to the information set forth under Special Factors Section 1 ("Background of the Offer; Purpose of the Offer and the Merger"); Schedule A ("Information Concerning the Directors and Executive Officers of the Purchaser Group"); The Tender Offer Section 11 ("The Merger Agreement and Certain Other Agreements") and Schedule B ("Security Ownership of Certain Beneficial Owners and Management") in the Offer to Purchase, which is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going–Private Transaction.

Reference is made to the information set forth under The Tender Offer—Sections 8 ("Certain Information Concerning the Company") and 11 ("The Merger Agreement and Certain Other Agreements") of the Offer to Purchase, which is incorporated herein by reference.

(e)	Recommendations of Others.

The information set forth in Item 4 under the caption, "Background of the Offer; Contacts with Sun; Reasons for the Board's Recommendation; Basis for Sun Trust's Fairness Opinion," of the Schedule 14D-9 is incorporated herein by reference.

The filing person is not aware of any officer, director or affiliate of the Company as set forth in the Schedule 14(f) under the caption "Directors and Officers" or any person listed on Schedule A ("Information Concerning the Directors and Executive Officers of the Purchaser Group") to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

Item 13.    Financial Statements

(a)	Financial Information.

Reference is made to the information set forth under The Tender Offer— Section 8 ("Certain Information Concerning the Company") in the Offer to Purchase which is incorporated herein by reference.

(b)	Pro Forma Information.

The pro forma financial statements of the Company are not material to the Offer.

Item 14.    Person/Assets Retained, Employed, Compensated or Used

(a)	Solicitations or Recommendations.

The information set forth in Item 5 under the caption "Persons/Assets Retained, Employed, Compensated or Used" of the Schedule 14D-9 is incorporated herein by reference.

The information set forth in the Offer to Purchase under the caption The Tender Offer— Section 16 ("Fees and Expenses") is incorporated herein by reference.

(b)	Employees and Corporate Assets.

None.

Item 15.    Additional Information

(b)	Other Material Information.

The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 16.    Exhibits

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated September 22, 2004, incorporated by reference to Exhibit (a)(1)(i) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(B)*	Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(v) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(F)*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(vi) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(G)	Supplement to Offer to Purchase, dated October 7, 2004, and incorporated herein by reference.
(a)(2)(A)	Schedule 14D-9, dated September 22, 2004, and incorporated herein by reference. (File No. 033-40077)
(a)(2)(B)	Amendment No.1 to Schedule 14D-9, dated October 7, 2004, and incorporated herein by reference. (File No. 033-40077)
(a)(5)(A)*	Press Release issued by Rag Shops on September 13, 2004 announcing Purchasers proposal of the Offer, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004. (File No 033-40077).
(b)	None.
(c)(A)*	Opinion of SunTrust addressed to the board of directors, dated September 13, 2004 (included as Annex A to the Schedule 14D-9 filed with the SEC on September 22, 2004). (File No. 033-40077)
(c)(B)*	Fairness Presentation of SunTrust given to Rag Shops' Board of Directors on September 7, 2004. (File No. 033-40077)
(d)(A)*	Agreement and Plan of Merger, dated September 13, 2004, by and among Rag Shops, Parent and Purchaser, incorporated by reference to Rag Shops' Current Report on Form 8-K/A, filed by Rag Shops with the SEC on September 22, 2004. (File No. 033-40077).
(d)(B)*	Stock Purchase Agreement, dated September 13, 2004, by and among Rag Shops, Parent, Purchaser and the stockholders named therein, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004. (File No. 033-40077).

EXHIBIT NO.	DESCRIPTION
(d)(C)*	Management Services Agreement, dated September 13, 2004, between Rag Shops and Sun Capital Partners Management III, LLC, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004. (File No. 033-40077).
(d)(D)*	Confidentiality Agreement, dated May 13, 2004, between Sun and SunTrust. (File No. 033-40077)
(d)(E)*	Letter of Intent, dated August 3, 2004, between Rag Shops and Sun. (File No. 033-40077)
(d)(F)*	Extension of Letter of Intent, dated August 17, 2004, between Rag Shops and Sun. (File No. 033-40077)
(d)(G)*	Mutual Release, dated September 13, 2004, between Doris Berenzweig and Rag Shops. (File No. 033-40077)
(d)(H)*	Mutual Release, dated September 13, 2004, between Stanley Berenzweig and Rag Shops. (File No. 033-40077)
(d)(I)*	Funding Agreement, dated September 13, 2004, between Stanley Berenzweig and Rag Shops. (File No. 033-40077)
(d)(J)*	Escrow Agreement, dated September 13, 2004, among Stanley Berenzweig, Rag Shops and Hughes Hubbard & Reed LLP. (File No. 033-40077)
(d)(K)*	The Information Statement of Rag Shops (included as Annex B to the Schedule 14D-9 filed on September 22, 2004) and is incorporated by reference herein. (File No. 033-40077)
(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed with the SEC on September 22, 2004 as Exhibit (a)(1)(i)) is incorporated by reference herein.
(g)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAG SHOPS, INC.
By: /s/ Jeffrey C. Gerstel
Name: Jeffrey C. Gerstel Title: President and Chief Operating Officer

Dated: October 7, 2004

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated September 22, 2004, incorporated by reference to Exhibit (a)(1)(i) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(B)*	Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(v) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(F)*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(vi) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(G)	Supplement to Offer to Purchase, dated October 7, 2004, and incorporated herein by reference.
(a)(2)(A)	Schedule 14D-9, dated September 22, 2004, and incorporated herein by reference.
(a)(2)(B)	Amendment No.1 to Schedule 14D-9, dated October 7, 2004, and incorporated herein by reference.
(a)(5)(A)*	Press Release issued by Rag Shops on September 13, 2004 announcing Purchasers proposal of the Offer, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004. (File No 033-40077).
(b)	None.
(c)(A)*	Opinion of SunTrust addressed to the board of directors, dated September 13, 2004 (included as Annex A to the Schedule 14D-9 filed with the SEC on September 22, 2004).
(c)(B)*	Fairness Presentation of SunTrust given to Rag Shops' Board of Directors on September 7, 2004.
(d)(A)*	Agreement and Plan of Merger, dated September 13, 2004, by and among Rag Shops, Parent and Purchaser, incorporated by reference to Rag Shops' Current Report on Form 8-K/A, filed by Rag Shops with the SEC on September 22, 2004. (File No. 033-40077).
(d)(B)*	Stock Purchase Agreement, dated September 13, 2004, by and among Rag Shops, Parent, Purchaser and the stockholders named therein, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004. (File No. 033-40077).

EXHIBIT NO.	DESCRIPTION
(d)(C)*	Management Services Agreement, dated September 13, 2004, between Rag Shops and Sun Capital Partners Management III, LLC, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004. (File No. 033-40077).
(d)(D)*	Confidentiality Agreement, dated May 13, 2004, between Sun and SunTrust. (File No. 033-40077)
(d)(E)*	Letter of Intent, dated August 3, 2004, between Rag Shops and Sun. (File No. 033-40077)
(d)(F)*	Extension of Letter of Intent, dated August 17, 2004, between Rag Shops and Sun. (File No. 033-40077)
(d)(G)*	Mutual Release, dated September 13, 2004, between Doris Berenzweig and Rag Shops. (File No. 033-40077)
(d)(H)*	Mutual Release, dated September 13, 2004, between Stanley Berenzweig and Rag Shops. (File No. 033-40077)
(d)(I)*	Funding Agreement, dated September 13, 2004, between Stanley Berenzweig and Rag Shops. (File No. 033-40077)
(d)(J)*	Escrow Agreement, dated September 13, 2004, among Stanley Berenzweig, Rag Shops and Hughes Hubbard & Reed LLP. (File No. 033-40077)
(d)(K)*	The Information Statement of Rag Shops (included as Annex B to the Schedule 14D-9 filed on September 22, 2004) and is incorporated by reference herein. (File No. 033-40077)
(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed with the SEC on September 22, 2004 as Exhibit (a)(1)(i)) is incorporated by reference herein.
(g)	None.

*	Previously filed.